Exhibit 4.3

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption of Agreement (this “Agreement”) is made and entered into as of December 30, 2021 (the “Effective Date”), by and between U.S. Century Bank, a Florida banking corporation (“Assignor”), and USCB Financial Holdings, Inc., a Florida corporation (“Assignee”).

BACKGROUND

WHEREAS, Assignor is a party to that certain Registration Rights Agreement (the “Registration Rights Agreement”), dated February 19, 2015, by and among Assignor and the investors party thereto (the “Investors”), pursuant to which the Investors are granted certain registration rights as more specifically set forth in the Registration Rights Agreement;

WHEREAS, as of the Effective Date, Assignor and Assignee have entered into an Agreement and Plan of Share Exchange (the “Share Exchange Agreement”), pursuant to which each outstanding share of Assignor’s Class A voting common stock, $1.00 par value per share, and Class B non-voting common stock, $1.00 par value per share, will be converted into one share of Assignee’s Class A voting common stock, $1.00 par value per share, and Class B non-voting common stock, $1.00 par value per share, respectively, with the result that Assignor will become a wholly-owned subsidiary of Assignee (the “Reorganization”);

WHEREAS, Section 13 of the Registration Rights Agreement describes the obligations of Assignor in respect of entering into any merger, consolidation, or reorganization in which Assignor shall not be the surviving corporation, which obligations are that the proposed surviving corporation shall agree in writing to assume the obligations of Assignor under the Registration Rights Agreement prior to any such merger, consolidation, or reorganization; and

WHEREAS, in connection with the Reorganization, Assignor desires to assign, and Assignee desires to assume, all of Assignor’s rights and obligations under the Registration Rights Agreement in accordance with Section 13 of the Registration Rights Agreement.

AGREEMENT

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in consideration of the mutual covenants herein, hereby agree as follows:

1. Assignment and Assumption. As of the Effective Date, Assignor hereby transfers and assigns to Assignee all of its right, title and interest in and to, and rights under, the Registration Rights Agreement and Assignee hereby agrees to assume all of Assignor’s obligations under the Registration Rights Agreement. Assignee hereby acknowledges that the term “Registrable Shares” as used in the Registration Rights Agreement shall hereinafter be deemed to reference Assignee’s shares of Class A voting common stock, $1.00 par value per share, issued to the Investors in connection with the Reorganization.

2. Scope of Assignment. Neither the making nor the acceptance of this assignment shall enlarge, restrict or otherwise modify the terms of the Registration Rights Agreement.

3. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Assignment and Assumption Agreement to be duly executed on the date first above written.

Assignor:

U.S. Century Bank

By:	/s/ Luis de la Aguilera
Name:	Luis de la Aguilera
Title:	President/CEO

Assignee:

USCB Financial Holdings, Inc.

By:	/s/ Luis de la Aguilera
Name:	Luis de la Aguilera
Title:	President/CEO

[Signature Page to Assignment and Assumption Agreement]